HHG CAPITAL CORPORATION

1 Commonwealth Lane

#03-20, Singapore, 149544

August 17, 2021

VIA EDGAR & TELECOPY

Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HHG Capital Corporation (the “Company”)
Registration Statement on Form S-1
(File No. 333-252885) (the “Registration Statement”)

Dear Ms. Barberena-Meissner:

Reference is made to the Compan’s letter, filed as correspondence via EDGAR on August 13, 2021, in which the Company requested acceleration of effectiveness of the Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. on August 17, 2021, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and it hereby formally withdraws its request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

HHG CAPITAL CORPORATION

By:	/s/ Chee Shiong (Keith) Kok
Name:	Chee Shiong (Keith) Kok
Title:	Chief Executive Officer